UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 1-6300

CUSIP Number: 709102107

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I REGISTRANT INFORMATION

Pennsylvania Real Estate Investment Trust

(Full name of registrant)

N/A

(Former name if applicable)

One Commerce Square

2005 Market Street, Suite 1000

(Address of principal executive office (Street and number))

Philadelphia, Pennsylvania 19103

(City, state and zip code)

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pennsylvania Real Estate Investment Trust (the “Trust”) was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 (the “Form 10-Q”) within the prescribed time period on or before August 10, 2020 without unreasonable effort or expense. Late in the day on August 10, 2020, the Trust identified certain amounts classified within total equity and noncontrolling interest of the Trust as of June 30, 2020, that required additional attention and review. The review did not result in a change to the recorded amounts. This further attention and review resulted in the Trust’s filing of the Form 10-Q past the filing deadline hour on the prescribed due date. The Trust completed the filing of its Form 10-Q within the five calendar days following the prescribed filing due date.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Mario C. Ventresca, Jr. Executive Vice President and Chief Financial Officer	(215) 875-0700
	(Name)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The changes in the Trust’s results of operations from the corresponding period in 2019 are set forth in the quarterly report on Form 10-Q for the quarterly period ended June 30, 2020, which was submitted for filing with the SEC on August 10, 2020, and reflect the results of the Trust’s operations during this period.

Pennsylvania Real Estate Investment Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 11, 2020	By:	/s/ Mario C. Ventresca, Jr.
		Name:	Mario C. Ventresca, Jr.
		Title:	Executive Vice President and Chief Financial Officer

End of Document